Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 29, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
20/07/2021	MTA	6,982	172.7030	1,205,812.35
21/07/2021	MTA	770	173.3723	133,496.67
22/07/2021	MTA	7,860	174.4600	1,371,255.60
Total	—	15,612	173.6206	2,710,564.62

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till July 28, 2021, the total invested consideration has been:
• Euro 99,534,158.61 for No. 580,159 common shares purchased on the MTA.
• USD 18,605,421.91 (Euro 15,510,209.15 *) for No. 91,026 common shares purchased on the NYSE

As of July 28, 2021, the Company held in treasury No. 9,583,696 common shares equal to 3.73% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until July 28, 2021, the Company has purchased a total of 4,398,370 own common shares on MTA and NYSE for a total consideration of Euro 618,466,600.94.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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